Exhibit 99.1

Erayak Power Solution Group Inc. Establishes U.S. Subsidiary to Advance Global Expansion and Reinforce Long-Term Growth Strategy

WENZHOU, China and DELAWARE, United States, October 17, 2025 /PRNewswire/ - Erayak Power Solution Group Inc. (“Erayak” or the “Company”) (Nasdaq: RAYA), a leading manufacturer and exporter of advanced power solution products, today announced the establishment of its U.S. subsidiary, Nexora Group Inc., marking a strategic milestone in the Company’s global expansion initiative and innovation-driven growth plan.

In alignment with Erayak’s long-term strategy of integrating global R&D and market operations, Nexora Group Inc. will act as the Company’s regional headquarters in North America. The subsidiary is expected to strengthen Erayak’s sales, marketing, and logistics capabilities in the region while enhancing localized product customization and after-sales support tailored to U.S. and Canadian customers. At the same time, Nexora will serve as an innovation and partnership platform, deepening cooperation with major North American enterprises in power equipment, RV, and renewable energy sectors to jointly develop next-generation inverter generators and smart power systems.

Leveraging its U.S. presence, Nexora Group Inc. will also expand Erayak’s business reach into South America and Europe, creating an interconnected network that links product innovation, supply-chain management, and customer service across key global markets. This integrated framework is designed to accelerate product localization, ensure regulatory compliance, and provide faster, more responsive support to international customers.

“Establishing Nexora Group Inc. in the United States marks a significant milestone in Erayak’s vision to become a globally connected and innovation-driven power solutions provider,” said Mr. Lingyi Kong, Chairman and Chief Executive Officer of Erayak Power Solution Group Inc. “This initiative reflects our confidence in the Company’s long-term strategy and our commitment to serving customers worldwide through continuous innovation, deeper partnerships, and a stronger global operational footprint.”

By combining localized R&D, real-time market feedback, and collaboration with international partners, Erayak aims to accelerate product innovation cycles and deliver high-performance, eco-friendly power solutions to customers around the world. The Company believes this expansion will provide a solid foundation for sustainable international growth and further strengthen investor confidence in Erayak’s global roadmap.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations
Erayak Power Solution Group Inc.
Email: investor@erayakpower.com
Website: www.erayakpower.com